Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for April 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for April 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In April 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 13.94% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 12.13%, 18.15% and 18.21%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 16.16%. Of which, passenger traffic for domestic, regional and international routes increased by 14.30%, 23.60% and 20.45%, respectively as compared to the same period last year. The passenger load factor was 84.29%, representing an increase of 1.61 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased by 1.60 percentage points, 3.48 percentage points and 1.56 percentage points, respectively, as compared to the same period last year. The Group has not launched any new regular route in April 2018.

In terms of cargo operations, in April 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 5.25% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 4.02% as compared to the same period last year. The cargo and mail load factor was 53.69%, representing a decrease of 0.64 percentage point as compared to the same period last year.

In April 2018, the Group had introduced 4 aircraft, including two B737-800 aircraft, one A330-300 aircraft and one B787-9 aircraft, had terminated the lease of one B737-700 aircraft and one B737-800 aircraft, and it had sold one B757-200 aircraft. As of the end of April 2018, the Group operated a fleet of 768 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	8	30	10	48
Airbus 320 Series	91	84	98	273
Boeing 787 Series	1	20	2	23
Boeing 777 Series	9	14	0	23
Boeing 757 Series	4	0	0	4
Boeing 737 Series	135	76	153	364
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	259	226	283	768

KEY OPERATION DATA OF APRIL 2018

Capacity	April 2018			Cumulative 2018
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,664.68	-2.10	14.30	57,410.75	11.21
Regional	280.83	8.52	23.60	1,045.02	13.76
International	6,213.28	1.55	20.45	24,560.45	14.13
Total	21,158.80	-0.93	16.16	83,016.22	12.09
RTK (in million)
Domestic	1,437.67	-2.16	12.30	5,574.35	9.58
Regional	26.90	7.07	20.98	99.05	12.72
International	1,043.09	2.36	13.32	3,907.86	11.82
Total	2,507.66	-0.24	12.81	9,581.26	10.51
RTK - Cargo and Mail (in million)
Domestic	135.89	-1.34	-3.28	532.61	-2.51
Regional	2.05	-7.20	-2.93	7.65	2.72
International	494.09	3.24	6.25	1,757.24	9.24
Total	632.03	2.18	4.02	2,297.49	6.25
Passengers carried (in thousand)
Domestic	9,850.02	-1.54	12.67	38,171.31	10.19
Regional	216.71	6.72	17.32	812.09	9.31
International	1,504.92	2.60	27.35	5,838.71	16.54
Total	11,571.65	-0.88	14.47	44,822.10	10.96
Cargo and mail carried (in thousand tonnes)
Domestic	85.68	-1.61	-1.41	334.98	-1.16
Regional	1.77	-8.64	-7.21	6.69	0.60
International	56.39	3.43	7.24	199.80	9.78
Total	143.85	0.21	1.73	541.47	2.63

Capacity	April 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	17,344.03	-2.85	12.13	69,152.78	10.86
Regional	355.75	1.65	18.15	1,397.60	12.17
International	7,402.83	0.68	18.21	29,633.29	13.85
Total	25,102.61	-1.77	13.94	100,183.68	11.75
ATK (in million)
Domestic	1,974.36	-2.92	10.71	7,870.08	9.25
Regional	40.58	1.23	15.38	160.25	9.39
International	1,421.41	0.37	10.82	5,601.58	11.56
Total	3,436.35	-1.54	10.81	13,631.90	10.19
ATK — Cargo and Mail (in million)
Domestic	413.40	-3.21	5.66	1,646.33	3.55
Regional	8.56	-0.31	6.06	34.46	0.34
International	755.16	0.10	5.02	2,934.58	9.56
Total	1,177.12	-1.09	5.25	4,615.37	7.27

Load Factor	April 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	84.55	0.64	1.60	83.02	0.26
Regional	78.94	5.00	3.48	74.77	1.05
International	83.93	0.72	1.56	82.88	0.20
Total	84.29	0.72	1.61	82.86	0.25
Cargo and Mail Load Factor
Domestic	32.87	0.62	-3.04	32.35	-2.01
Regional	23.96	-1.78	-2.22	22.20	0.52
International	65.43	1.99	0.76	59.88	-0.18
Total	53.69	1.72	-0.64	49.78	-0.48
Overall Load Factor (RTK/ATK)
Domestic	72.82	0.57	1.03	70.83	0.21
Regional	66.30	3.62	3.07	61.81	1.82
International	73.38	1.42	1.62	69.76	0.16
Total	72.97	0.95	1.29	70.20	0.21

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

14 May 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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